Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bodhi NeuroTech, Inc.
1 Charing Cross Road
Charleston, SC 29407
https://zendomeditation.com/

Up to $1,070,000.00 in Series CF Non-Voting Preferred Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bodhi NeuroTech, Inc.
Address: 1 Charing Cross Road, Charleston, SC 29407
State of Incorporation: SC
Date Incorporated: May 31, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Series CF Non-Voting Preferred Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Series CF Non-Voting Preferred Stock
Type of Security Offered: Series CF Non-Voting Preferred Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Birds

Invest within the first 96 hours and receive 20% bonus shares

Early Bird Bonus

Invest within the first 14 days and receive 15% bonus shares

Amount-Based:

$250+ | Tier 1 - Join The Community

Receive access to a private Zendo StartEnginge Investor Community through a Facebook Group or LinkedIn Group

$600+ | Tier 2 - Discount on Future Zendo

Receive a 50% off Promo Code to purchase a future Zendo system when it launches

$1,500+ | Tier 3 - Free Zendo + 2% Bonus

Receive a free Founder Edition Zendo system when it launches + an additional 2% bonus shares

$5,000+ | Tier 4 - Free Zendo + 5% Bonus

Receive a free Founder Edition Zendo system when it launches + an additional 5% bonus shares

$10,000+ | Tier 5 - Two Free Zendos + 10% Bonus

Receive two free Founder Edition Zendo systems when it launches + an additional 10% bonus shares

$20,000+ |Tier 6 - Two Free Zendos + 1:1 Meet + 15% Bonus

Receive two free Founder Edition Zendo systems when it launches + a 1:1 virtual meeting with the Zendo founders + an additional 15% bonus shares

$75,000+ | Tier 7- Private Zendo Experience + 20% Bonus

Receive four free Founder Edition Zendo systems when it launches + an in person Zendo Experience w/ Zendo founders (we come to you!) + an additional 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bodhi NeuroTech, Inc. dba Zendo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-Voting Preferred Stock at $1.00 / share, you will receive 110 shares of Series CF Non-Voting Preferred Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Bodhi NeuroTech, Inc., trademarked Zendo ("Zendo" or the "Company") is a South Carolina statutory close corporation taxed as a subchapter C-Corporation that is the commercializer of meditation-enhancing technology - specifically the Zendo meditation system. Zendo is a consumer electronic device and we believe it is the world's first and only neuromodulation system for meditation enhancement.

Zendo was sold to consumers as part of an initial public beta test product. Now we are developing the new Zendo, which we hope to sell to consumers as well as businesses that offer retail meditation services. Customers may include meditators of all levels of practice, ranging from beginners to experts, and being utilized to improve personal health, wellness, and transformation.

Our mission at Zendo is to make the benefits of meditation accessible to all people and elevate humanity using neurotechnology and Bodhi NeuroTech aims to become an international leader in meditation hardware and software.

Competitors and Industry

<u>Industry</u>

The wellness industry is currently estimated at $1.5 trillion and is projected to grow at a rate of 5-10% annual growth and is predicted to reach $3.3 trillion in revenue by 2030.*

**Source: https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/feeling-good-the-future-of-the-1-5-trillion-wellness-market*

<u>Competitors</u>

The consumer meditation space is rapidly growing. We believe there are no direct competitors in the meditation space in terms of specific neuromodulation devices similar to Zendo, however, there are indirect competitors that fall into two categories - meditation apps and meditation trackers.

Meditation Apps (Software)

Calm - Calm is the #1 app for sleep and meditation. It provides pre-recorded meditations that consumers can access at any time for $14.99/month. Calm does not make meditation easier, it simply provides content.

Headspace - Headspace is another app for sleep and meditation which provides meditation content better suited for beginners and those who need more structure in their practice. Monthly fees are $12.99/month. Headspace does not make meditation easier, it simply provides content.

Meditation Trackers (Hardware)

Muse - Muse is a wearable EEG headband that is used to give you feedback about your meditation and sleep performance. Muse costs up to $399 and does not make meditation easier, it simply gives you feedback as to whether you are meditating well.

ŌURA - Oura Ring is a wearable tracker that monitors your autonomic and sleep data to inform you of the quality of your meditation and sleep sessions. Oura Ring costs up to $399 and it does not make meditation easier, it lets you know your biometric data during your session.

We believe Zendo is unlike anything that currently exists in the consumer meditation space. Our solution, that's in development currently, will provide a unique wearable headband (hardware) that we believe assists in meditation practice. We also plan to provide a companion app (software) that supports the hardware.

Current Stage and Roadmap

Current Stage

We recently completed a successful public beta of our Zendo V1 hardware product (Completed January 2022). This public beta was to understand what consumer needs are and how to best commercialize Zendo technology. We believe this public beta was an overwhelming success and since we sold out of systems, we are now developing Zendo V2 - a complete design and experience overhaul compared to V1. This next-gen Zendo is being developed to include a fully wireless experience, including eco-friendly disposable pads, and incorporation with a planned companion app to optimize the user experience.

Roadmap

We are planning for Zendo V2 to be a wireless device, companion app, and subscription model consumer meditation product. We plan to launch the new Zendo in Q1 2023. We plan to sell Zendo directly to consumers through our own platform as well as through Amazon, and distribution agreements with 3rd party sellers to offer the device.

The Team

Officers and Directors

Name: Bashar Badran

Bashar Badran's current primary role is with Medical University of South Carolina. Bashar Badran currently services up to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Co-Founder
  Dates of Service: May 31, 2017 - Present
  Responsibilities: Day-to-day management of operations, finance, product, marketing and all startup related activities. Currently does not take a salary and works 20-40 hours per week at Zendo

- **Position:** President
  Dates of Service: May 31, 2017 - Present
  Responsibilities: Responsible for the day-to-day operations of businesses

- **Position:** Board Director
  Dates of Service: May 31, 0217 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Medical University of South Carolina
  Title: Assistant Professor
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Conduct neuroscience research on brain stimulation interventions to improve brain health. Paid position of $147,000 annually.

Name: Edward Baron Short

Edward Baron Short's current primary role is with Medical University of South Carolina. Edward Baron Short currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Health Officer/Co-Founder
  Dates of Service: May 31, 2017 - Present
  Responsibilities: Day-to-day management of operations, finance, product, marketing and all startup related activities. Currently does not take a salary.

- **Position:** Corporate Secretary

Dates of Service: May 31, 2017 - Present
Responsibilities: Responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of administration of the company.

- **Position:** Treasurer
  Dates of Service: May 31, 2017 - Present
  Responsibilities: the person responsible for running the treasury of an organization. The significant core Functions of a corporate treasurer include cash and liquidity management, risk management, and corporate finance. Handles the majority of the company's accounting duties.

- **Position:** Board Director
  Dates of Service: May 31, 2017 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Medical University of South Carolina
  Title: Psychiatrist, Associate Professor
  Dates of Service: January 01, 2007 - Present
  Responsibilities: Serve as an interventional psychiatrist, administering brain stimulation services for clinical populations.

Name: Christian Stiller

Christian Stiller's current primary role is with Angel Investor. Christian Stiller currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: March 05, 2020 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

- **Position:** Advisor and Early Investor
  Dates of Service: March 05, 2020 - Present
  Responsibilities: Advise the company through strategic decision making process.

Other business experience in the past three years:

- **Employer:** Brightmind
  Title: Co-Founder, CEO
  Dates of Service: February 01, 2016 - February 26, 2021
  Responsibilities: Working to develop an innovative website and mobile app teaching Unified Mindfulness.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Series CF Non-Voting Preferred Stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer meditation products and software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively

impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Zendo or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our next-generation Zendo. Delays or cost overruns in the development of our next-generation Zendo and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Bodhi NeuroTech, Inc was formed on May 31, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bodhi NeuroTech, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Zendo is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company

owns 31 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bodhi NeuroTech or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bodhi NeuroTech could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Dr. Bashar Badran, the CEO of Bodhi NeuroTech, Inc. (Zendo), does not currently receive a salary for his work at Zendo. He currently receives a salary of $147,000 a year for his work at the Medical University of South Carolina. Although Dr. Badran has substantial equity investments in Zendo, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Zendo raises $900,000 or more, the Company plans on providing Dr. Badran with a nominal monthly salary along with an equity compensation package to support Zendo in raising additional funds and continuing to develop the next generation Zendo.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bashar Badran	3,848,000	Class A Voting Common Stock	38.49%
Baron Short	3,848,000	Class A Voting Common Stock	38.49%
Christian Stiller Irrevocable Trust, Stephen P. Magowan as Trustee	1,629,628	Class A Voting Common Stock	16.3%
Christian Stiller Irrevocable Trust, Stephen P. Magowan as Trustee	150,000	Outstanding SAFE Agreements (Simple Agreements for Future Equity)	

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Outstanding SAFE Agreements (Simple Agreements for Future Equity) , and Series CF Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Series CF Non-Voting Preferred Stock.

Class A Voting Common Stock

The amount of security authorized is 19,240,000 with a total of 9,997,104 outstanding.

Voting Rights

One vote per share

Material Rights

The Company has an aggregate total number of 23,490,000 authorized shares of capital stock.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

General. The voting, dividend and liquidation rights of the holders of the Class A Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein and the Company's Amended & Restated Shareholder Agreement.

Voting. Each share of Class A Voting Common Stock shall be entitled to one vote per share for all matters upon which shareholders are entitled to vote. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Conversion) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Shares are subject to the Amended and Restated Stockholder Agreement. Class A Voting Common Stock shareholders' material rights are governed by and subject to the terms outlined in the Company's Amended and Restated Stockholder Agreement, which includes provisions regarding, among others, general restrictions on transfer, drag-along rights, tag-along rights, participation rights in new authorized classes or series of securities, options to purchase shares on an involuntary transfer, and a right of first offer.

Class B Non-Voting Common Stock

The amount of security authorized is 2,950,000 with a total of 1,700,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 1,700,000 shares that are as part of the Company's equity incentive plan.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

General. All Class B Non-voting Common Stock is subject to the exclusive governance of the Company's 2022 Equity Incentive Plan.

Voting. Each share of Class B Non-voting Common Stock is not entitled to vote. All rights pertaining to the Class B Non-voting Common Stock of the Company are governed pursuant to the Company's 2022 Equity Incentive Plan, dated an effective date of October 15, 2022. Unless required by law, there shall be no cumulative voting. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Conversion) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Outstanding SAFE Agreements (Simple Agreements for Future Equity)

The security will convert into Series safe voting preferred stock and the terms of the Outstanding SAFE Agreements (Simple Agreements for Future Equity) are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Initial closing of an Equity Financing event

Material Rights

The Company has authorized 500,000 shares of Series SAFE Preferred Stock and zero shares are outstanding.

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting. Each share of Series SAFE Voting Preferred Stock shall be entitled to one (1) vote per share for all matters upon which shareholders are entitled to vote.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. Before any payment shall be made to Common Stock shareholders, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event; *provided, however*, Series SAFE Voting Preferred Stock shall have preference over Series CF Non-Voting Preferred Stock in order of any payment on Preferred Stock pursuant to a Deemed Liquidation Event.

Conversion. Each share of Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for such series of Voting Preferred Stock by the Conversion Price for such series of Voting Preferred Stock in effect at the time of conversion.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,250,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

For further information on the material rights of this stock please see the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. Before any payment shall be made to Common Stock shareholders, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event; *provided, however*, Series SAFE Preferred Stock shall have preference over Series CF Non-voting Preferred Stock in order of any payment on Preferred Stock pursuant to a Deemed Liquidation Event.

Conversion. Each share of Series CF Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Non-voting Common Stock as is determined by dividing the Original Issue Price for such series of Series CF Non-Voting Preferred Stock by the Conversion Price (as defined below) for such series of Series CF Non-Voting Preferred Stock in effect at the time of conversion.

Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $215,000.00
  Number of Securities Sold: 847
  Use of proceeds: Creating the original Zendo systems
  Date: March 05, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE (Simple Agreement for Future Equity)
  Final amount sold: $200,000.00
  Use of proceeds: Continue operations and begin Zendo V2 development
  Date: August 04, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2021 was a very successful year for the Company as we experienced record revenues and unit sales. This increase in sales was primarily driven by US-based direct-to-consumer sales, which were up 360% over 2020 and represented 100% of total 2021 sales. We believe that this improved performance was primarily driven by two factors: the effective organic spread of our Company's product and key promotional activities. This ongoing 2022 fiscal year has little to no revenue as we sold out of inventory in early January 2022.

Cost of sales

The cost of sales in 2021 was up proportionally to revenue growth and scale with our revenue increases. This is because there is a fixed hardware cost which is the COGS of the Zendo system that did not change throughout the year as initial inventory was purchased in bulk from our supplier in one purchase order.

Gross margins

Margins on the Zendo V1 stayed about the same, depending on the discount offered to consumers, the margin was about 20-25%. We hope to improve these margins in 2023 when we release the new Zendo which will have reduced cost of goods and anticipated larger margins.

Expenses

We maintain a low monthly burn rate in both years 2020 and 2021. This is due to the lean nature of our Company, using limited funds for consultants and to space rental. 2021 saw a 100% increase in marketing spending which contributed to a 360% increase in revenue. Our general and administrative costs were down and overall spent less money generating more revenue in 2021.

Historical results and cash flows:

We anticipate increased expenditures across the board as we anticipate launching the new Zendo. This includes increasing marketing and operational costs to sell more units, including increasing warehouse and office space, paying consultants, and increasing overall working capital needs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has cash on hand of $34,716.

The Company currently has a line of credit with Bank of America, for a total amount available of $39,000. This line of credit currently has an outstanding balance of $30,188.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our operations as we require additional funds to maintain viability with maintaining current expenditures. We have other options for to see further funding from Friends & Family via SAFEs. Without additional funding, we would need to significantly slow operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds are necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum funding amount, we will have enough funds to operate for two months.

The funds we require to operate per month in our current lean setting is about $5,000.

That covers operational expenses (insurance, accounting, legal). If we include product development costs, those monthly expenses increase to $20,000 per month. If we raise the minimum amount here, we will only be able to operate for one to two additional months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding amount, we can operate for 18 months. That includes an increased burn rate monthly $55,000 per month. This increased burn rate will cover operational costs, including but not limited to: rent, insurance, salaries for three key hires (CEO, head of product, and software engineer), costs associated with product development and contractors, marketing, advertising, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

After raising on StartEngine, we plan to continue to discussions with private equity and venture capital firms, as well as relationships we already have to raise a subsequent $3-$5million investment round.

Indebtedness

- **Creditor:** Co-founders
  Amount Owed: $36,464.00
  Interest Rate: 0.0%

- **Creditor:** SAFE Agreement Holders
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the purchase amount divided by the discount price. The discount price means the lowest price per share of the Standard Preferred Stock sold in a qualified equity financing event multiplied by 80%. Safe Preferred Stock means the series of Preferred Stock issued to investors in the qualified equity financing event. Furthermore, during a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of: (1) the purchase amount, or (2) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount.

The agreements are not subject to a valuation cap.

Related Party Transactions

- **Name of Entity:** Bashar Badran
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Co-Founder loan provided to company with other co-founder for a combined total of $36,464.
  Material Terms: Throughout 2020 and 2021, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2020 and 2021.

- **Name of Entity:** Baron Short
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Co-Founder loan provided to company with other co-founder for a combined total of $36,464.
  Material Terms: Throughout 2020 and 2021, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2020 and 2021.

Valuation

Pre-Money Valuation: $9,997,104.00

Valuation Details:

The Company has determined its pre-money valuation based on an analysis of several factors, summarized below.

1- Projected market of 500 million users globally and a wellness market of $1.5 trillion

Spending on wellness has surged after co-experiencing the global COVID-19 pandemic. In this hyperconnected world, consumers are now looking for solutions to address their mental and physical well-being needs.

This focus on well-being has created a $1.5 trillion wellness market. There are several leading companies in the meditation space all with valuations of over $1 billion dollars, and the space is continuing to grow due to the overwhelming demand from users for meditation solutions.

Between 200 - 500 million people meditate globally, but technology like apps and trackers haven't made meditation easier.

https://www.mckinsey.com/industries/consumer-packaged-goods/our-

insights/feeling-good-the-future-of-the-1-5-trillion-wellness-market

2- Current Industry Leaders & Growth Opportunities

Calm, Headspace, and ŌURA hold significant market share within industries that overlap with Zendo's. While these companies have longer operating histories and produced more significant revenue than Zendo, we believe our products and services to be superior to theirs and able to compete for consumers.

-Calm was valued at $2 billion in 2020 after it raised $75 million in its Series C funding round. After being founded in May 2012, it was able to produce several years of quick revenue growth.

https://techcrunch.com/2020/12/08/calm-raises-75m-more-at-2b-valuation/

https://www.crunchbase.com/organization/calm-com

-Headspace was originally founded in 2010 but merged with Ginger in 2021, resulting in the new company Headspace Health having a total $3 billion valuation and approximately 70 million users at that time. Since then, Headspace has acquired several companies that operate in this market.

https://www.bloomberg.com/news/articles/2021-08-25/meditation-app-headspace-acquires-blackstone-backed-ginger

https://www.crunchbase.com/organization/headspace

-ŌURA is a company that delivers personalized health data, insights, and daily guidance through its "smart ring" after being formed in 2013. Early in 2022, it announced a funding round with a $2.55 billion valuation.

https://www.businesswire.com/news/home/20220405006108/en/On-the-Heels-of-1-Million-Rings-Sold-Oura-Now-Valued-at-2.55-Billion

https://www.crunchbase.com/organization/%C5%8Cura

3- Valuable Intellectual & Proprietary Property – including provisional patent, registered trademark, and scientifically backed proprietary technology

Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. These findings have been published in peer-reviewed journals and presented at national and international scientific conferences. Additionally, our team has a pending patent on the technology to enhance meditation. Furthermore, Zendo is a registered trademark.

4- Experienced management team and prior success in the mediation and mental health industry

Our management team and directors are internationally recognized experts in neuroscience, medicine, psychiatry, and meditation. Combined, our team has over 60 years of meditation experience and our founders are also professors at a major medical university. Co-founder Bashar Badran is a neuroscientist with over a decade of developing new wearable technology for improving mental health and restoring deficient brain circuits. Additionally, Bashar serves as the director of the Neuro-X Lab and the Computational Brain Imaging Core, bringing his experience managing large projects, creating intellectual property, and innovating products to Zendo. Co-founder Baron Short is dual-trained in internal medicine and psychiatry and brings over 20 years of medical experience to Zendo. He serves as a director of the Brain Stimulation Service in Charleston and has trained with many of the leading meditation experts in the United States, including Jon Kabat-Zinn and Shinzen Young.

5- Proven consumer demand and scalable business

We sold out of our initial public beta, generating $73,119 in revenue from sales of our limited-release public beta. Having 3,000+ individuals on our waitlist, we plan to launch with 20x the volume of units sold in our public beta, anticipating a projected future revenue of $2,990,000 from hardware sales alone (anticipating 10,000 unit manufacturing run with systems sold at $299). This doesn't account for the recurring cost of pads in our subscription model (an additional $312,00 anticipating 20% of users join for a 1-year subscription at $156), totaling $3,302,000 from direct-to-consumer sales revenue.

6- Business-to-business roadmap to grow revenue

Adding a planned secondary revenue stream will be through direct-to-business sales. This model will involve placing Zendo systems at meditation studios, as well as gyms and service providers who plan to offer meditation offerings to their clients. Hardware will be purchased at a fixed cost, which will include a license to monetize Zendo to clients. The businesses will subscribe to bulk pad orders that will ship monthly. The B2B business will not only increase revenue on our highest margin products (Zendo Pads) but additionally grow organic consumer sales. We currently have initial or non-binding partnership agreements in place with several high-profile businesses and organizations.

7- Fully-diluted outstanding share calculation

The Company currently has 9,997,104.00 shares outstanding calculated on a fully-diluted basis, excluding $200,000 outstanding in Series SAFE Preferred Stock and shares reserved for issuance under the Company's equity incentive plan. Multiplying the fully-diluted amount by our share price of $1.00 produces a pre-money valuation of $9,997,104.00.

Conclusion

Based on our analysis of the above, we believe that our pre-money valuation of $9,997,104.00 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $200,000 in SAFE agreements outstanding. The pre-money valuation also does not consider 1,700,000 shares of Class B Non-Voting Common Stock reserved as part of the Company's equity plan. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Service Fees*
  1.0%
  These fees are associated with listing on StartEngine

- *Working Capital*
  75.0%
  Working capital will be used to continue the development and final commercial product of Zendo hardware and software. Additionally this capital will be used for operations like Legal, daily operations and consultants/employees, and content creation.

- *Marketing*
  13.0%

Zendo promotion and events

- *Research & Development*
  5.5%
  Research on Zendo user experience and effects

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zendomeditation.com/ (In a custom made page for investors that is easily accessible from the footer menu.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zendo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bodhi NeuroTech, Inc.

[See attached]

zendo

Bodhi NeuroTech, Inc. (the "Company") a South Carolina Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bodhi NeuroTech, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 22, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	160,182	26,081
Inventory	33,340	70,402
Other Assets	1,499	-
Total Current Assets	195,022	96,483
TOTAL ASSETS	195,022	96,483
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	6,390	914
Due to Related Party	36,464	36,464
Other Liabilities	233	58
Total Current Liabilities	43,087	37,436
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	200,000	-
Total Long-Term Liabilities	200,000	-
TOTAL LIABILITIES	243,087	37,436
EQUITY		
Common Stock	215,000	215,000
Accumulated Deficit	(263,065)	(155,953)
Total Equity	(48,065)	59,047
TOTAL LIABILITIES AND EQUITY	195,022	96,483

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	49,710	13,641
Cost of Revenue	40,054	10,228
Gross Profit	9,656	3,414
Operating Expenses		
Advertising and Marketing	47,812	24,241
General and Administrative	56,322	71,381
R&D Prototypes	-	22,969
Rent and Lease	12,645	8,200
Depreciation	-	700
Total Operating Expenses	116,779	127,492
Operating Income (loss)	(107,123)	(124,078)
Other Income		
Interest Income	-	-
Other	11	2
Total Other Income	11	2
Provision for Income Tax	-	-
Net Income (loss)	(107,112)	(124,076)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(107,112)	(124,076)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	700
Accounts Payable	5,476	(47)
Inventory	37,062	(70,402)
Due to Related Party	-	5,007
Other	(1,324)	58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	41,213	(64,683)
Net Cash provided by (used in) Operating Activities	(65,899)	(188,759)
INVESTING ACTIVITIES		
Furniture and Equipment	-	(700)
Net Cash provided by (used by) Investing Activities	-	(700)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	215,000
Future Equity Obligations (SAFE Agreements)	200,000	-
Net Cash provided by (used in) Financing Activities	200,000	215,000
Cash at the beginning of period	26,081	541
Net Cash increase (decrease) for period	134,101	25,541
Cash at end of period	160,182	26,081

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	4,000	-	-	(31,877)	(31,877)
Issuance of Common Stock	847	215,000	-	-	215,000
Net Income (Loss)	-	-	-	(124,076)	(124,076)
Ending Balance 12/31/2020	4,847	215,000	-	(155,953)	59,047
Issuance of Common Stock	-	-	-	-	-
Net Income (Loss)	-	-	-	(107,112)	(107,112)
Ending Balance 12/31/2021	4,847	215,000	-	(263,065)	(48,065)

Bodhi NeuroTech, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bodhi NeuroTech, Inc. ("the Company") was formed in South Carolina on May 31st, 2017. The Company earns revenue from its Zendo meditation wearable headband and companion app. Zendo is the world's first and only brain stimulation device that is scientifically proven to boost the effects of conventional meditation and is sold through direct-to-consumer and business-to-business sales channels. The Company's headquarters is in Charleston, South Carolina. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling wearable hardware technology to meditators via an ecommerce platform in a direct-to-consumer model. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company's inventory consists of finished goods and is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of inventory was $70,402 and $33,340 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In March 2020, the Company adopted a Restricted Stock Plan ("the Plan") for the purposes of attracting, retaining, and rewarding talent. In March 2020, the Company awarded a total of 349 shares of Restricted Common Stock Awards that shall fully vest on January 10th, 2023 or upon a change of control event, whichever occurs first. Furthermore, in the event of the grantee's death or termination of services to the Company, the Restricted Common Stock held by the grantee shall vest on a fractional basis determined by the number of days the Restricted Common Stock was held from the effective date to the date of death or termination. No shares have vested as of December 31, 2020 and 2021.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Total Shares	Weighted Average Fair Value
Total shares issued, January 1, 2020	-	$ -
Granted	349	$ -
Exercised	-	$ -
Expired/cancelled	-	
Total shares issued, December 31, 2020	349	$ -
Granted	-	$ -
Exercised	-	$ -
Expired/cancelled	-	
Total shares issued, December 31, 2021	349	$ -

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	349	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	349	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	349	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Throughout 2020 and 2021, the Co-Founder's paid for certain expenses on the Company's behalf for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of this payable was $36,464 as of December 31, 2020 and 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Please see "Related Party Transactions" regarding a payable.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. During a qualified equity financing event, the agreements will automatically convert into the number of shares of Safe Preferred Stock equal to the purchase amount divided by the discount price. The discount price means the lowest price per share of the Standard Preferred Stock sold in a qualified equity financing event multiplied by 80%. Safe Preferred Stock means the series of Preferred Stock issued to investors in the qualified equity financing event. Furthermore, during a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of: (1) the purchase amount, or (2) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 20% discount. The agreements are not subject to a valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	36,464
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has amended its articles of incorporation in March 2020 to authorize 10,000 shares of Common Stock with no par value per share. 4,847 shares were issued and outstanding as of 2020 and 2021.

Voting: Common Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 22, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zendo is not live or open to the public at this moment.

Zendo

A Wearable Neuromodulation Device That's Disrupting the Wellness Industry Show More


ZENDO
The Wearable Neuromodulation Device That's Disrupting the Wellness Industry
ZENDO

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$250.00	$10M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- **Meditation is Hard and Ripe for Innovation:** The wellness industry is a $1.5T market (source). Between 200 - 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier (source). In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days (source). This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice (source). Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.

- **Scientifically Researched to Make Meditation Easier:** We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediate. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes (source, source). Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.

- **There's a Demand:** The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, multi-channel retailer Brookstone intends to list the newest Zendo device on Brookstone.com, which will expand our consumer sales network.

OVERVIEW

Introducing a Neuromodulation System Built to Boost Meditation Effects

Meditation is growing in popularity and acceptance, with nearly 40% of Americans claiming to meditate at least once a week (source); however, what many newcomers find out is that meditating is much more difficult than it appears - it takes a lot of time, practice, dedication, and commitment.


Introducing...
ZENDO
A neurostimulation headband designed to supercharge your meditation.

**The above is a rendering of a future product. Product is still currently under development and is not yet available on the market.*

Imagine activating the meditation parts of your brain, allowing you to feel what an expert meditator feels like in a deep meditative state. That's Zendo, a unique, patent-pending wearable technology that stimulates your brain - making meditation easier and its benefits immediate.

Designed for current meditators to accelerate their practice, and to help newer meditators find success - we believe Zendo is the world's first and only neuromodulation system specifically built with meditators in mind.

THE PROBLEM & OUR SOLUTION

Meditating is hard, and by harnessing the power of neuroscience, we have finally made meditating easier. The Zendo headset is designed to calm your body and quiet your mind.

The Problem - Meditating is Hard. Between 200 - 500 million people meditate globally, but we believe technology like apps and trackers (source). In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days (source). This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice (source). There is a clear need for technology to make meditation easier, so that meditators can continue with their practice and actualize the positive health benefits they are seeking.


THE PROBLEM
Most Meditators Quit Before Gaining Any Benefits
92%
of the 52 million meditation app users quit in 30 days
50%
of all adult meditators quit their practice
THE REASONS
Too Much of a Time Commitment • Difficult & Unapproachable • No Immediate Benefit

**The above '92%' statistic is based on this source from one study done on one meditation app.*

Our Solution - The Zendo Headset. Zendo is a wearable neuromodulation device designed to be worn on the forehead to help make meditation easier. Using transcranial direct current stimulation (tDCS) technology, low levels of electrical current are delivered to the meditation areas of the brain, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes (source, source)

The Zendo headset utilizes disposable, biodegradable and eco-conscious Zendo Pads which are critical to the Zendo headset use. These Zendo Pads are included with the Zendo headset and are replaced after every session. Additionally, Zendo has three modes which vary in strength. Higher modes are not necessarily better, some users like low intensity sessions, while others enjoy the highest mode. We suggest users try all three modes and choose their favorite mode to use.

Lastly, Zendo users enjoy adding Zendo to their regular meditation routine, as well as use it to develop a new accelerated meditation routine. All Zendo sessions are 20 minutes and can be completed alone in silence, in a group setting, with our app, as well as in the retail setting. The battery life is long enough so that when fully charged, you can even take your Zendo on vacation or retreat without having to recharge it. This new Zendo is still in development and is anticipated to be released in 2023.


ZENDO
ZENDO

**The above are renderings of a future product and mobile app. Images are computer-generated demo versions. The product and app are still currently under development and not yet available on the market.*

Included with the Zendo system (anticipated retail price of $299) is access to a companion app. The Zendo app is not just a meditation app, it is a training resource to help you use and optimize your Zendo experience. It will contain curated meditation content, guided audio recordings, progress tracking, and monitor overall health and well-being. This app will be free to use. It is purposely built to be an additional resource for users to fine-tune their experience and unlock additional Zendo in-person and virtual instruction. We also plan to incorporate the Oura Ring API for Zendo users who have an Oura Ring. This will allow biometric data to be synchronized with meditation practice.

Additionally, users will have the option to join our Zendo Premium subscription plan (anticipated price of $12.99/month). This Premium plan offers users access to additional paid-only meditation content and experiences. Premium subscribers will also receive monthly Zendo Pads shipped straight to their homes at no additional cost.

Zendo has immense health benefits and rapidly accelerates meditation practice. Our founders have over 35 years of meditation experience and are international experts in brain stimulation, neuroscience, and medicine. **Our team has published several studies scientifically demonstrating that the technology inside Zendo, also known as tDCS, can reduce stress and make people more calm.** Zendo users are not only using our devices at home to improve their meditation practices but also in group events taking place all over the United States. Our passion is to make meditation accessible to all people and to elevate humanity through neurotechnology.


Zendo can reduce stress by 75% in 20 minutes
Stress Level on 10-pt. Scale
Stress Rating
10
8
6
4
2
0
75%
Reduction
Before Zendo
After Zendo
2.5X more effective than meditation apps
% More Calm in 20 Minutes
Percentage
25
20
15
10
5
0
6%
15%
App Only
Zendo
Can provide all levels of meditators immediate benefits

source, source

**The above is a rendering of a future product. Product is still currently under development and is not yet available on the market.*

THE MARKET & OUR TRACTION

Spending on wellness has surged after co-experiencing the global COVID-19 pandemic

In this hyperconnected world, consumers are now looking for solutions to address their mental and physical well-being needs. This focus on well-being has created a **$1.5 trillion wellness market** (source). There are several leading companies in the meditation space all with valuations of over $1 billion dollars, and the space is continuing to grow due to the overwhelming demand from users for meditation solutions.



Meditation apps and trackers are growing in popularity and value
Popularity and Value
$3B
$2B
$1B
$0B
$2.55B
$2B
$3B
Oura Ring
Calm
Headspace

*source, source, source

A new niche within the mental wellness market is "better mindfulness," and we believe Zendo is a new product in a new segment - which we call - **technology-assisted meditation.**

Within this new segment, meditation apps and wearable trackers are king. These technologies are growing in users, which we think is primarily because there are no other options to facilitate meditation practice. Unfortunately, we believe apps and trackers don't make meditation easier, but in fact complicate it and ultimately, the majority of meditation app users quit because meditation is hard (source).

Zendo incorporates advanced neurostimulation technology that actually helps make meditation easier by activating the meditation areas of the brain, and thus is a new technology in a niche that hasn't existed before. We believe at-home neuromodulation that improves mental wellbeing is the future of this space.



The Zendo companion app will allow you to optimize your Zendo headset and a dashboard to track your progress
Summary
72%
85
61
3
While hundreds of meditation apps and wearable trackers exist
We believe Zendo's proprietary neurostimulator and companion app will be unlike anything else on the market and will actually make meditation easier.

*The above are renderings of a future product and mobile app. Images are computer-generated demo versions. The product and app are still currently under development and not yet available on the market.

There is a clear demand for this technology assisted meditation. Our initial Zendo public beta sold out faster than anticipated and we are in the process of designing and making the second generation Zendo. It's a complete upgrade in the user experience, built by many of our loyal early adopters that purchased a Zendo in our public beta.

Additionally, there is mainstream traction from companies looking to incorporate Zendo into their ecosystems, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering at Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience.

WHY INVEST

Our mission at Zendo is to make the benefits of meditation accessible to all people and elevate humanity using neurotechnology

Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation. We believe Zendo to be one of the world's first and only neurostimulation system that makes meditation easier and its benefits immediate.

This raise will go towards finalizing the second generation Zendo, the companion app, as well as expanding our marketing efforts to get the word out about the Zendo system.


Public Beta was a
Commercial and Critical Success
SOLD
Sold Out Jan 2022 450 Units at $229/ starter kits, 6 months ahead of schedule
4X growth month over month in Q1 2022 until sold out
3,000 people on the waitlist to buy the new Zendo in Q4 2022

Not only do we have exciting technology, but consumers are clearly demanding it. Having sold out of our public beta Zendo systems six months ahead of schedule, and with a growing waitlist of nearly 3,000 - we believe Zendo is already proving to be a product worth investing in. In fact, since 2020 we have raised $415K independently, and we are turning to the crowd to continue our efforts evolving Zendo to what we envision its full potential to be -the leading mental wellness hardware product on the market.


Sold out and a growing waitlist of nearly 3,000
Help us finalize the second generation Zendo, an exciting technology that consumers are clearly demanding
The Modern Meditation Device
ZENDO

As we work to finalize the next-gen Zendo, we realize how important it is to have a crowd of supportive investors like you along for the journey. For that reason, **all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free with their investment when the next-gen Zendo launches.**

Get in on the ground floor with us today, and together we can work toward improving meditation for all.

ABOUT

HEADQUARTERS	VALUATION
1 Charing Cross Road Charleston, SC 29407	**$10M**

Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

TEAM



Bashar Badran, PhD
Co-Founder, CEO, President & Director

Professor Bashar Badran is a co-founder and CEO at Zendo. Additionally, Dr. Badran is a neuroscientist, assistant professor of psychiatry, and runs the Neuro-X Lab at the Medical University of South Carolina. Dr. Badran's Neuro-X lab is a multidisciplinary neuromodulation, engineering, and innovation laboratory that fosters an environment of neurotechnology and innovation to begin addressing complex medical and neuropsychiatric disorders. He has been involved in pioneering several new technologies and startups including: BabyStrong, a new feeding system for newborns; MAAVNS, an intelligent closed-loop neuromodulation platform for post-stroke motor rehabilitation, and brain stimulation platforms for zero gravity environments.

Bashar met his Zendo Co-Founder Dr. Baron Short at MUSC where together they both shared a unique interest and expertise in brain stimulation and meditation. Together, Bashar and Baron invented and co-founded Zendo, on the principle that neurotechnology has immense potential to change the way people interact with their body, mind, and each other.

Bashar currently spends 20-40 hours per week working with Zendo while also working approximately 40 hours per week as an Assistant Professor for the Medical University of South Carolina.



Baron Short, MD
Co-Founder, CHO & Director

Dr. Baron Short is a co-founder and chief health officer at Zendo. Additionally, Dr. Short is an associate professor at the Medical University of South Carolina with dual appointments in the Departments of Internal Medicine and the Institute of Psychiatry and Behavioral Sciences. He is the medical director of brain stimulation services at MUSC, where he leads the clinical implementation of innovative brain stimulation treatments for a variety of treatment-resistant neuropsychiatric disorders. Dr. Short's MUSC service is one of the leading brain stimulation centers in the country.

Baron is a co-founder and serves as the Chief Health Officer at Zendo. He has a 29-year meditation practice and has experience in a variety of meditation techniques including shamatha, vipassana, dogzchen, and mindfulness with a variety of well-known meditation teachers like Allan Wallace, Jon Kabat-Zinn, and Shinzen Young. Zendo actualizes his passion for meditation, science, and technology to improve the human condition.

Baron spends 20-40 hours per week working with Zendo while also working approximately 40 hours per week working as an Associate Professor for the Medical University of South Carolina.



Christian Stiller
Early Investor, Advisor & Director

Christian Stiller is an angel investor, entrepreneur, and lifelong meditation student. After hearing the founders of Zendo present their research at a neuroscience conference, he invested in the business and helped create their first consumer device.



Greg Ditmer
VP Partnerships and Marketing

Greg Ditmer is a former Division 1 college baseball player at St. Mary's College and completed his MBA there in 2013. Greg has extensive expertise in creating strong and enduring communities, having worked for several years as part of the Hines @ Meta Community Events team, as well as served as the Senior Manager of Community Relations for the Oakland Raiders. Greg brings his experience in building communities and group experiences to make Zendo a unique and rewarding experience for all users.



Alan Badran
VP Engineering and Supply Chain

Alan is an experienced engineering and industrial design team lead at Zendo, with nearly a decade of manufacturing and supply chain experience at several publically traded multi-billion dollar companies. Alan's experience in sourcing materials and ensuring multinational supply chains run smoothly help Zendo create and offer the best hardware systems possible.

Sam Holland
Zendo Product Design Engineer

Sam Holland is the Co-Founder of Informal, a design services firm that helps startups achieve their goals by designing for manufacturing, assembly, and user experience.

Sam and his team at informal are working with the Zendo team to design and build the next generation Zendo systems.

Nate Padgett
Zendo Product Development Team

Nate is the Co-Founder of Informal, a design services firm that helps startups achieve their goals by designing for manufacturing, assembly, and user experience.

Nate is passionate about people and technology. Software may be eating the world, but it's only as good as the people who build it and the hardware it runs on.

TERMS

Zendo

Overview

PRICE PER SHARE	VALUATION
$1	$10M
DEADLINE	AMOUNT RAISED
Feb 7, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$250.00	Equity
MAX INVESTMENT	SHARES OFFERED
$1,070,000.00	Reg CF Preferred
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED
10,000	1,070,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company : **Bodhi NeuroTech, Inc.**

Corporate Address : **1 Charing Cross Road, Charleston, SC 29407**

Offering Minimum : **$10,000.00**

Offering Maximum : **$1,070,000.00**

Minimum Investment Amount (per investor) : **$250.00**

Terms

Offering Type : **Equity**

Security Name : **Reg CF Preferred**

Minimum Number of Shares Offered : **10,000**

Maximum Number of Shares Offered : **1,070,000**

Price per Share : **$1.00**

Pre-Money Valuation : **$9,997,104.00**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Birds

Invest within the first 96 hours and receive 20% bonus shares

Early Bird Bonus

Invest within the first 14 days and receive 15% bonus shares

Amount-Based:

$250+ | Tier 1 - Join The Community

Receive access to a private Zendo StartEnginge Investor Community through a Facebook Group or LinkedIn Group

$600+ | Tier 2 - Discount on Future Zendo

Receive a 50% off Promo Code to purchase a future Zendo system when it launches

$1,500+ | Tier 3 - Free Zendo + 2% Bonus

Receive a free Founder Edition Zendo system when it launches + an additional 2% bonus shares

$5,000+ | Tier 4 - Free Zendo + 5% Bonus

Receive a free Founder Edition Zendo system when it launches + an additional 5% bonus shares

$10,000+ | Tier 5 - Two Free Zendos + 10% Bonus

Receive two free Founder Edition Zendo systems when it launches + an additional 10% bonus shares

$20,000+ |Tier 6 - Two Free Zendos + 1:1 Meet + 15% Bonus

Receive two free Founder Edition Zendo systems when it launches + a 1:1 virtual meeting with the Zendo founders + an additional 15% bonus shares

$75,000+ | Tier 7- Private Zendo Experience + 20% Bonus

Receive four free Founder Edition Zendo systems when it launches + an in person Zendo Experience w/ Zendo founders (we come to you!) + an additional 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bodhi NeuroTech, Inc. dba Zendo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Non-Voting Preferred Stock at $1.00 / share, you will receive 110 shares of Series CF Non-Voting Preferred Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

PRESS

Popular Science

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Count on 2 News

Two MUSC professors are using neurotechnology to revolutionize meditation

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Neo.Life

TUNE IN, TURN ON, ZAP OUT

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New Scientist

Yoga and meditation work better if you have a brain zap too

View Article

Big Think

Mystical experiences on demand? Welcome to spirit tech

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Show More Press

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Testimonial 1: "Using Zendo makes meditation a much easier practice. Your drop in easier... You feel like you are in a deeper practice and when you come out, you really feel like you had an experience of meditation on a much deeper level."

Testimonial 2: "Using zendo feels like a very calming experience, a very relaxing experience, and you're able to meditate in ways that you may not have experienced before."

Baron: Introducing Zendo—what we believe to be the world's first and only neurostimulation system that makes meditation easier and its benefits immediate. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in 20 minutes.

Zendo safely stimulates the meditation areas of the brain, allowing everyday meditators to feel the same relaxing calm that experts feel in minutes instead of months.

Testimonial 3: "I was so excited to try Zendo as the founder of Charleston's first dedicated meditation studio, still studio, we were just so intrigued by the technology and everything that went into creating this. It's gentle. It's easy. We are looking at Zendo for the future and beyond"

Bashar: The wellness industry is a $1.5T market. Between 200 - 500 million people meditate globally, but meditation is inherently difficult. Technology like meditation apps and trackers haven't made meditating easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days.

Baron: We built Zendo for our own practice and after sharing it with other meditators, the response has been overwhelming!

Our public beta sold out faster than anticipated, 6 months ahead of schedule. Now, with input from our many loyal early adopters and over 12,000 completed Zendo sessions worldwide, we're developing the next-generation Zendo wearable and companion app.

Our team of internationally recognized physicians and neuroscientists is on a mission to make meditation accessible to all, starting with the over 3,000 people on our waitlist.

Bashar: After raising $415K independently, we're turning to the crowd on StartEngine to fund what we hope to be our biggest phase yet.

Baron: Let's disrupt the wellness market by bringing neuroscience to a centuries-old practice. Invest with Zendo today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SOUTH CAROLINA
SECRETARY OF STATE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION

Pursuant to Section 33-10-107 of the 1976 South Carolina Code of Laws, as amended, the corporation hereby amends and restates its Articles of Incorporation in their entirety and submits the following information:

1. The name of the corporation which complies with Section 33-4-101 of the 1976 South Carolina Code of Laws, as amended is **Bodhi NeuroTech, Inc.**

2. The initial agent for service of process of the corporation is

E. Baron Short
Name

Agent's Signature

and the street address in South Carolina for this agent for service of process is **1 Charing Cross Road, Charleston, SC 29407**.

3. The corporation is authorized to issue a single class of shares, and the total number of shares authorized is 100,000.

4. Unless a delayed effective date is specified these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time: ____________

5. The corporation is a statutory close corporation, as provided under Chapter 18, Title 33 of the 1976 South Carolina Code of Laws, as amended.

6. The transfer of shares of stock of the corporation shall **not** be subject to the restrictions provided in Sections 33-18-110 through 33-18-130 of the 1976 South Carolina Code of Laws, as amended.

7. The corporation shall have a board of directors.

8. This corporation elects **not** to apply the provisions of Sections 33-18-140 through 33-18-170 of the 1976 South Carolina Code of Laws, as amended, which give the estate of a deceased shareholder the right to compel the corporation to purchase the deceased shareholder's shares.

9. The optional provisions that the corporation elects to include in the articles of incorporation, are as follows (see the applicable provisions of Sections 33-2-102, 35-2-105 and 35-2-221 of the 1976 South Carolina Code of Law, as amended):

(a) The corporation elects not to have preemptive rights, and the preemptive right provisions of Section 33-6-300 of the Code of Laws of South Carolina of 1976, as amended, shall not apply to the corporation or any of its shares.

(b) The corporation elects that the shareholders do not have cumulative rights, and the provisions of Section 33-7-280(b) of the Code of Laws of South Carolina of 1976, as amended shall not apply to the Corporation or to any of its shares.

<u>Supplement to Article 4 of Bodhi NeuroTech Inc. Articles of Amendment:</u>

The corporation hereby amends Article 3 of its Articles of Incorporation to read as follows:

"The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized Number in Each Class
Class A Voting Common	19,240,000
Class B Non-voting Common	2,950,000
Series SAFE Voting Preferred	500,000
<u>Series CF Non-Voting Preferred</u>	<u>1,250,000</u>
Total Authorized Stock	23,940,000

<u>Supplement to Article 9 of Bodhi NeuroTech, Inc. Articles of Amendment to its Articles of Incorporation</u>:

The corporation hereby amends Article 9 of its Articles of Incorporation to add the following provisions in a new Article 9(b) to read as follows:

"(b) *Respective Rights of the Corporation's Classes of Authorized Stock.*

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Class A Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein and the Company's Amended & Restated Shareholder Agreement. All Class B Non-voting Common Stock is subject to the exclusive governance of the Corporation's 2022 Equity Incentive Plan.

2. <u>Voting</u>. Each share of Class A Voting Common Stock shall be entitled to one vote per share for all matters upon which shareholders are entitled to vote. Each share of Class B Non-Voting Common Stock is not entitled to vote. All rights pertaining to the Class B Non-Voting Common Stock of the corporation are governed pursuant to the corporation's 2022 Equity Incentive Plan, dated an effective date of October 15, 2022." Unless required by law, there shall be no cumulative voting. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Conversion) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B. PREFERRED STOCK

1,750,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as (i) 500,000 shares of "Series SAFE Preferred Stock" and (ii) 1,250,000 shares of "Series CF Non-voting Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Preferred Stock" mean the Series

SAFE Preferred Stock and the Series CF Non-voting Preferred Stock, collectively. The following rights, powers and preferences, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Voting.** Each share of Series SAFE Voting Preferred Stock shall be entitled to one (1) vote per share for all matters upon which shareholders are entitled to vote. Series CF Non-Voting Preferred stock shall have no voting rights.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. *For the purpose of clarity*, Holders of Preferred Stock shall participate in a Deemed Liquidation Event either as Holders of Preferred Stock or, if their Preferred Stock is converted to Common Stock prior to a Deemed Liquidation Event, as Holders of Common Stock; *provided, however*, Series SAFE Preferred Stock shall have preference over Series CF Non-voting Preferred Stock in order of any payment on Preferred Stock pursuant to a Deemed Liquidation Event; *provided, further*, that upon any Deemed Liquidation Event, all Preferred Stock shall maintain its respective preference and receive payment prior to any class of Common Stock receiving payment as part of the Deemed Liquidation Event.

2.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, *pro rata* based on the number of shares of Common Stock held by each such holder.

2.3. Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless a majority of each class of stock of the Corporation (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. Voting.

3.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of voting Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Articles of Incorporation, as amended, holders of voting Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

3.2. Election of Directors. The holders of record of the Company's capital stock shall be entitled to elect directors as described in the Bylaws. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3.3. Voting Preferred Stock Protective Provisions. At any time when at least twenty-five percent (25%) of the initially issued shares of voting Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation, as amended) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the voting Preferred Stock set forth in the Articles of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or voting Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of voting Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or voting Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of voting Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1. Right to Convert.

4.1.1. Conversion Ratio.

(a) *Voting Preferred Stock*. Each share of voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Voting Common Stock as is determined by dividing the Original Issue Price for such series of voting Preferred Stock by the Conversion Price (as defined below) for such series of voting Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of voting Preferred Stock shall initially mean the Original Issue Price for such series of voting Preferred Stock. Such initial Conversion Price, and the rate at which shares of voting Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(b) *Non-voting Preferred Stock*. Each share of non-voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Non-voting Common Stock as is determined by dividing the Original Issue Price for such series of non-voting Preferred Stock by the Conversion Price (as defined below) for such series of non-voting Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of non-voting Preferred Stock shall initially mean the Original Issue Price for such series of voting Preferred Stock. Such initial Conversion Price, and the rate at which shares of non-voting Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

4.2. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3. Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4. No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

4.4. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.6. Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 4.6 or 4.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8. Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10. Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.11. Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 4.10. Unless otherwise provided in these Articles of Incorporation, as amended, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 4.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); *provided that*, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 5 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to (i) the Series SAFE Preferred Stock, $0.80 per share, and (ii) Series CF Non-Voting Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

6. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8. **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common

Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the South Carolina Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission."

EXHIBIT G TO FORM C

TTW Materials

Michael Heims: CFO & Director, LinkedIn

Zendo

Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*

https://zendomeditation.com/

Description of Business

Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team

Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn